[CEMTREX, Inc. letterhead]

November 25, 2008

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:     Brian Cascio, Accounting Branch Chief

RE:	CEMTREX, Inc.
Amendment No. 4 to Registration Statement on Form 10 Filed November 12, 2008
File No. 000-53238

Dear Ladies and Gentlemen:

In connection with our response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated November 19, 2008, regarding CEMTREX, Inc.'s (the "Company") Form 10 Amendment No. 4. We hereby acknowledge that:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments. I thank you for your attention to this matter.

With kind regards,

/s/ Arun Govil
Mr. Arun Govil
President, Chief Executive Officer,
Treasurer and Chairman